Exhibit 10.1
TRIZEC PROPERTIES, INC.
2006 Non-Employee Director Fees and Other Compensation
     The following table sets forth the compensation payable to each non-employee director of Trizec Properties, Inc. (“Trizec”) for his service on Trizec’s Board of Directors and its committees. Directors who are also employees of Trizec receive no additional compensation for serving on the Board of Directors.

Annual fee for serving on the Board of Directors	$70,000	(1)

Annual fee for Audit Committee Chairman	$10,000	(1)

Annual fee for Compensation Committee Chairman	$7,500	(1)

Annual fee for Corporate Governance Committee Chairman and Nominating Committee Chairman	$5,000	(1)

Annual fee for Presiding Independent Director	$5,000	(1)

Meeting fee per Board meeting attended	$1,500

Meeting fee per Audit Committee meeting attended	$2,500

Meeting fee per Compensation Committee, Corporate Governance Committee and Nominating Committee meeting attended	$1,500

Number of restricted stock rights to be granted to each newly elected or appointed non-employee director	1,000

(1)	Subject to certain exceptions, at least $45,000 of the $70,000 annual fee is payable in the form of shares of Trizec’s common stock. A director may elect to receive any additional amount up to the full $70,000 in shares of common stock. The annual fees that Trizec pays to committee chairmen and the Presiding Independent Director also are payable in shares of Trizec’s common stock, rather than cash, if the chairman or the Presiding Independent Director, as the case may be, so elects. Meeting fees are paid in cash. Due to restrictions contained in Trizec’s certificate of incorporation which prohibit “non-qualifying U.S. persons” from holding shares of its common stock, all fees payable to two of its non-employee directors who are not U.S. persons are paid solely in cash.

Trizec also reimburses its non-employee directors for expenses incurred in attending Board and committee meetings.